January 23, 2025

Brian D. Spielmann
Chief Financial Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

        Re: First Business Financial Services, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-34095
Dear Brian D. Spielmann:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance